SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 6)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

____________________________

SonomaWest Holdings, Inc.
____________________________

(Name of the Issuer)

SonomaWest Holdings, Inc.
____________

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
____________

(Title of Class of Securities)

835637109
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(CUSIP Number of Class of Securities)

Craig R. Stapleton
President and Chief Executive Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472
(707) 824-2534

With a copy to:

Ronald R. Levine
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514
____________

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☑  The filing of solicitation materials or an information statement subject to Regulation 14A,
            Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

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Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,522,591	$757

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 649,014 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $10.05 per share.

** The filing fee was determined by multiplying the transaction valuation by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount  Previously Paid:  $757.27
Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-34214)
Filing Parties: Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

Introduction

This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest” or the “Company”) to amend and supplement certain portions of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, the “Schedule 13E-3”) filed on April 15, 2011 with the Securities and Exchange Commission (the “SEC”) and subsequently amended on April 22, 2011, May 6, 2011, May 10, 2011, May 20, 2011 and June 3, 2011.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3” or “Transaction Statement”) relates to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”) as set forth in the Tender Offer Statement on Schedule TO, dated April 1, 2011 (Reg. No. 005-34214), as amended by Amendment No. 1 dated April 15, 2011, Amendment No. 2 dated May 2, 2011, Amendment No. 3 dated May 9, 2011 and Amendment No. 4 dated May 16, 2011 (together, the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.0001 (the “Common Stock”) of the Company not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO and Amendments No. 1, No. 2, No. 3 and No. 4 thereto were filed by SAC with the SEC on April 1, 2011, April 15, 2011, May 2, 2011, May 9, 2011 and May 16, 2011, respectively.

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of May 10, 2011, by and between SAC and SonomaWest (the “Merger Agreement”). The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware, SAC will merge with and into SonomaWest (the “Merger”), the separate corporate existence of SAC shall thereupon cease and SonomaWest shall continue as the surviving corporation in the Merger. Upon completion of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to $10.05, without interest (the “Merger Consideration”)

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

Item 15.  Additional Information

Item 1011(b) of Regulation M-A

Item 15 of the Transaction Statement is hereby amended and supplemented by adding the following text:

“On June 23, 2011, SonomaWest filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective at 10:02 a.m. EDT on June 23, 2011. As a result of the Merger, (i) SAC was merged with and into SonomaWest, with SonomaWest continuing as the surviving corporation, and (ii) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by SAC or SonomaWest, or by stockholders who had perfected appraisal rights, was cancelled and converted into the right to receive an amount in cash equal to $10.05, without interest.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011

SonomaWest Holdings, Inc.

By:	/s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: President and Chief Executive Officer